# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GRAN TIERRA ENERGY INC., CIK 0001273441
CUSIP: 38500T200
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 500 CENTRE STREET SE, CALGARY, ALBERTA, Alberta Canada (A0), T2G 1A6
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000935836-25-000517
Filed by CIK 0001950123

## Reporting persons
- Daniel Lau: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 240,000; shared voting power 2,936,800; sole dispositive power 240,000; shared dispositive power 2,936,800; aggregate amount beneficially owned 3,176,800 (9% of the class)
  Comment: Percentage calculated based on 35,290,955 shares of Common Stock outstanding on July 28, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended June 30, 2025.
- Christine Man: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 65,550; shared voting power 2,936,800; sole dispositive power 65,550; shared dispositive power 2,936,800; aggregate amount beneficially owned 3,002,350 (8.5% of the class)
  Comment: Percentage calculated based on 35,290,955 shares of Common Stock outstanding on July 28, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended June 30, 2025.
- LM Asset (IM) Inc.: type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,791,800; sole dispositive power 0; shared dispositive power 2,791,800; aggregate amount beneficially owned 2,791,800 (7.9% of the class)
  Comment: Percentage calculated based on 35,290,955 shares of Common Stock outstanding on July 28, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended June 30, 2025.

## Item 1. Issuer
Name of issuer: GRAN TIERRA ENERGY INC.
Address of issuer's principal executive offices: 500 CENTRE STREET SE CALGARY, ALBERTA, CANADA T2G 1A6

## Item 2. Person Filing
Name of person filing:
Daniel Lau

Christine Man

LM Asset (IM) Inc.

The reporting persons are filing this statement jointly, but not as members of a group. Each reporting person expressly disclaims membership in a group. Each reporting person also disclaims beneficial ownership of the Common Stock except to the extent of that reporting person's pecuniary interest therein.
Address of principal business office or, if none, residence: 915 - 1055 West Hastings Street, Vancouver, BC, Canada, V6E 2E9
Citizenship: For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Daniel Lau: 3,176,800

Christine Man: 3,002,350

LM Asset (IM) Inc.: 2,791,800
Percent of class:
Daniel Lau: 9.0%

Christine Man: 8.5%

LM Asset (IM) Inc.: 7.9%
Sole power to vote or to direct the vote:
Daniel Lau: 240,000

Christine Man: 65,550

LM Asset (IM) Inc.: 0
Shared power to vote or to direct the vote:
Daniel Lau: 2,936,800

Christine Man: 2,936,800

LM Asset (IM) Inc.: 2,791,800
Sole power to dispose or to direct the disposition:
Daniel Lau: 240,000

Christine Man: 65,550

LM Asset (IM) Inc.: 0
Shared power to dispose or to direct the disposition:
Daniel Lau: 2,936,800

Christine Man: 2,936,800

LM Asset (IM) Inc.: 2,791,800

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Mr. Lau and Ms. Man are the control persons of LM Asset (IM), Inc. and other investment advisers to private investment funds and other accounts. Those investment advisers, funds and accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock. However, no individual fund or account beneficially owns more than five percent of the outstanding Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 - Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

## Signatures
- Daniel Lau: /s/ Daniel Lau, Reporting person (11/14/2025)
- Christine Man: /s/ Christine Man, Reporting person (11/14/2025)
- LM Asset (IM) Inc.: /s/ Daniel Lau, Director (11/14/2025)